Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges for the periods indicated, using financial information calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively “IFRS”), for the years ended December 31, 2004 to 2007 and the six months ended June 30, 2008 and U.K. generally accepted accounting principles (“U.K. GAAP”) for the year ended December 31, 2003 have been determined as follows:

	HISTORICAL BASIS						SUPPLEMENTAL BASIS
	IFRS BASIS						IFRS BASIS
	Six Months Ended					U.K. GAAP BASIS	Six Months Ended					U.K. GAAP BASIS
	June 30,	Years Ended December 31,					June 30,	Years Ended December 31,
	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)	2008(1)	2007(1)	2006(1)	2005(1)	2004(1)	2003(1)
	(In £ millions, except ratios)
Profit from continuing operations before tax (before minority interest)	(739)	1,058	2,221	2,101	1,500
Profit from continuing operations before tax attributable to shareholders (before minority interest)						359	(102)	1,063	1,372	954	789	359
Fixed charges	260	705	640	603	400	305	130	276	253	220	199	161

Earnings(1)	(479)	1,763	2,861	2,704	1,900	664	28	1,339	1,625	1,174	988	520

Fixed charges:

Interest payable on core structural borrowings (2)	82	168	177	175	154	143	82	168	177	175	154	143

Interest on other borrowings relating to shareholder- financed business(3)	48	117	79	69	40	20	48	108	76	45	45	18

Interest relating to with-profits business(4)	38	192	153	153	128	61

Product interest(5)	92	228	231	206	78	81

Fixed Charges	260	705	640	603	400	305	130	276	253	220	199	161

Ratio of Earnings to Fixed Charges	— (6)	2.5	4.5	4.5	4.8	2.2	— (6)	4.9	6.4	5.3	5.0	3.2

Earnings in Excess of (less than) Fixed Charges	(739)	1,058	2,221	2,101	1,500	359	(102)	1,063	1,372	954	789	359

The ratios of earnings to fixed charges for the year ended December 31, 2003 only, using financial information calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) are:

	HISTORICAL BASIS	SUPPLEMENTAL BASIS
	U.S. GAAP	U.S. GAAP
	Year ended 31 December	Year ended 31 December
	2003	2003
	(In £ millions, except ratios)

Income from continuing operations before income taxes and minority interests and cumulative effect of changes in accounting principles	977	977
Fixed charges	2,611	168

Earnings	3,588	1,145

Fixed charges:

Interest payable on core structural borrowings (2)	143	143

Interest on other borrowings relating to shareholder-financed business(3)	20	20

Interest relating to with-profits business(4)	61	5

Product interest(5)	2,387	—

Fixed Charges	2,611	168

Ratio of Earnings to Fixed Charges	1.4	6.8

Earnings in Excess of Fixed Charges	977	977

U.S. GAAP ratios have not been provided for the years ended December 31, 2004 to 2007 and the six months ended June 30, 2008 as the ratios have been provided under IFRS.

Notes:

(1)                                 Earnings for the years ended December 31, 2004 to 2007 and the six months ended June 30, 2008 have been determined using IFRS. Earnings for the ratios for the year ended December 31, 2003 had been determined using U.K. GAAP earnings and U.S. GAAP earnings as indicated in the tables above.  On a U.S. GAAP basis (for the year ended December 31, 2003 only), earnings for the historical ratios and supplemental ratios represent net income from continuing operations before income taxes, minority interests and cumulative effects of changes in accounting principles.  Earnings on all bases represent earnings from continuing operations and accordingly have been restated for any business disposals and closures in later years.

(2)                                Core structural borrowings comprise those borrowings required to support our main business activities.

(3)                                 Interest on other borrowings relating to shareholder-financed business includes:

(a)                                 interest on commercial paper, floating and medium term notes  supporting a short-term fixed income securities reinvestment program.

(b)                                interest on lease payments for property.  Given the complexities of calculating the interest on lease payments, we have assumed that 1/3 of the total lease payments represent interest.

(c)                                 interest on senior debt of Jackson issued through Federal Home Loan Bank of Indianapolis.

(d)                                interest payable on non-recourse borrowings of investment funds managed by PPM America and of Piedmont trust entity subsidiary, which are consolidated as if they were subsidiaries, as a result of our effective control of the funds.

Interest payable on tax liabilities is excluded. On IFRS and U.K. GAAP supplemental bases, item (d) is excluded because they do not relate to debt held for structural purposes. On the U.S. GAAP supplemental basis, item (d) is included as a fixed charge.

(4)           Interest relating to with-profits business includes:

(a)                                  interest on other bank loans and overdrafts.

(b)                                 interest on non-recourse borrowings of investment, property and venture fund subsidiaries, primarily investments of The Prudential Assurance Company’s (“PAC”) with-profit fund, which are consolidated as if they were subsidiaries as a result of our effective control of these investments. From November 2007, subsequent to the sale of the venture fund management subsidiary, PPM Capital, we no longer consolidate the venture fund subsidiaries

(c)                                 interest on lease payments for property.  Given the complexities of calculating the interest on lease payments, we have assumed that 1/3 of the total lease payments represent interest.

(d)                                 interest on debt held in the Scottish Amicable Insurance Fund (“SAIF”), a ring-fenced sub-fund of PAC in which shareholders have no interest.

On IFRS (for the years ended December 31, 2004 to 2007 and the six months ended June 30, 2008) and U.K. GAAP (for the year ended December 31, 2003) supplemental bases, the above items have been excluded as these charges have no direct impact on profit before tax attributable to shareholders. The nature and operation of the profit sharing arrangement between policyholders and shareholders regarding results of the with-profits funds business is distinctive to the UK and certain Asian operations. Separate legally ring-fenced funds are maintained in our group companies having with-profits business. Shareholder funds are only entitled to receive profit distributions from the with-profits funds as a function of profit participation bonuses distributed or credited to policyholders. In the case of the SAIF, shareholders are not entitled to any profit from the fund other than investment management fees. Earnings from with-profits business are recognized only when with-profits bonuses are declared and the shareholders’ share of bonuses is transferred to the shareholders’ equity.  Fixed charges incurred by with-profits funds do not directly impact the level of bonuses, and therefore do not directly impact earnings.

On a supplemental U.S. GAAP basis (used for the year ended December 31, 2003 only), the interest relating to with-profits business includes shareholders’ 10% interest only, as the policyholders’ 90% share of the charges has no impact on income from continuing operations. Interest relating to the SAIF has been wholly excluded as the U.S. GAAP accounting at that time, before the adoption of SOP 03-1 as the U.S. GAAP accounting at that time, before the adoption of SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts”, reflects shareholders not entitled to any of the profits from this fund.

(5)           For the years ended December 31, 2003 and 2004, on U.K. GAAP and IFRS bases, respectively, product interest relates to interest on wholesale funding arrangements entered into by Jackson National Life (“Jackson”).  These funding arrangements are similar in substance to Guaranteed Investment Contracts (GICs) and, as such, the interest expense is akin to interest credited on policyholders’ accounts. Beginning in 2005, following our adoption of IAS 32, IAS 39 and IFRS 4, product interest also includes interest credited on account values of policyholders for GICs and annuity certain products of Jackson which are investment contracts without discretionary participation features under IFRS 4. Interest credited on other IFRS 4 “investment contracts without discretionary participation feature”, which are more similar to apolicyholder share of investment returns for mostly unit-linked (but not separate account) business with insignificant insurance risk, have been excluded. Under U.S. GAAP, fixed charges also include interest credited to policyholders in respect of account value for investment type policies.  On a supplemental basis all product interest has been excluded.

(6)           Net losses for the six months ended June 30, 2008 meant that earnings were insufficient to cover fixed charges on both historical and supplemental bases for the period, with earnings being £739 million less than fixed charges on a historical basis, and earnings being £102 million less than fixed charges on a supplemental basis.

The SEC neither requires nor encourages the presentation of supplemental ratios of earnings to fixed charges.